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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

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                               A.O.G. CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

2. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 46,877 customers in Arkansas and 15,746 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

3. A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in calendar year 1998:

     a. Distributed 10,869,865 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas.

     b. Distributed 2,006,206 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma.

     c.   Did not make any sales for resale.

     d.   Purchased 8,319,578 Mcf at 14.65 psig of natural gas in Arkansas.

     e.   Purchased 1,827,548 Mcf at 14.65 psig of natural gas in Oklahoma.


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4.   A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

         Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for 1998.

         Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26 day of February, 1999.


                                                A.O.G. CORPORATION

                                                By: /s/Robert J. Mulson, Jr.
                                                   ----------------------------
                                                    Robert J. Mulson, Jr.
                                                    Sr. Vice President

CORPORATE SEAL

Attest:

/s/Michael J. Callan
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Michael J. Callan


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Callan - Vice President, Legal
Arkansas Oklahoma Gas Corporation
P. O. Box 17004
Fort Smith, AR  72917